Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-270664, 333-270664-01, 333-270664-02,

333-270664-03, 333-270664-04 and 333-270664-05

Relating to Preliminary Prospectus Supplement dated March 25, 2025 to Prospectus dated March 17, 2023

Pricing Term Sheet

Americold Realty Operating Partnership, L.P.

$400,000,000 5.600% Notes due 2032

March 25, 2025

Issuer:	Americold Realty Operating Partnership, L.P.

Guarantors:	Americold Realty Trust, Inc. Americold Realty Operations, Inc. Nova Cold Logistics ULC Americold Australian Holdings Pty Ltd Icecap Properties NZ Limited

Expected Ratings* (Moody’s/Fitch/DBRS):	Baa3/BBB/BBB (Stable/Stable/Positive)

Security Title:	5.600% Notes due 2032 (the “notes”)

Aggregate Principal Amount:	$400,000,000

Stated Maturity Date:	May 15, 2032

Interest Rate:	5.600% per annum

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2025

Issue Price:	99.862% of the aggregate principal amount

Yield to Maturity:	5.622%

Benchmark Treasury:	4.125% due February 29, 2032

Spread to Benchmark Treasury:	+ 145 basis points

Benchmark Treasury Price / Yield:	99-23 / 4.172%

Optional Redemption:

Prior to March 15, 2032 (the date that is 2 months prior to the Stated Maturity Date of the notes) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price in cash (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of Notes—The Operating Partnership’s Redemption Rights” in the preliminary prospectus supplement, dated March 25, 2025) plus 0.250% (or 25 basis points) less (b) unpaid interest accrued thereon to, but excluding, the redemption date; and

(2)   100% of the principal amount of the notes to be redeemed,

plus, in either case, unpaid interest accrued thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price in cash equal to 100% of the principal amount of the notes being redeemed plus unpaid interest accrued thereon to, but excluding, the redemption date.

See “Description of Notes—The Operating Partnership’s Redemption Rights” in the preliminary prospectus supplement, dated March 25, 2025, for more information.

Trade Date:	March 25, 2025

Settlement Date**:	April 3, 2025 (T+7)

CUSIP/ISIN:	03063U AB7 / US03063UAB70

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

PNC Capital Markets LLC

Rabo Securities USA, Inc.

Senior Co-Managers:	Citizens JMP Securities, LLC Huntington Securities, Inc. Regions Securities LLC

Co-Managers:	HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC Raymond James & Associates, Inc. Scotia Capital (USA) Inc. Fifth Third Securities, Inc.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

**

The Issuer expects that delivery of the notes will be made to investors on or about April 3, 2025, which will be the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the closing of the notes will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the closing of the notes should consult their advisors.

The Issuer and the Guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer and the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322; J.P. Morgan Securities LLC collect at 1-212-834-4533; RBC Capital Markets, LLC toll-free at 1-866-375-6829 and Truist Securities, Inc. toll-free at 1-800-685-4786.

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